January 25, 2012

Michelle Roberts
Senior Counsel

Office of Insurance Products
Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Advanced Series Trust / The Prudential Series Fund (the “Registrants”)
Joint Shareholder Proxy
File No’s. 811-5186, 811-03623

Dear Ms. Roberts:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 20, 2012 regarding the Registrants’ submission of preliminary proxy materials in connection with the planned solicitation of voting instructions from shareholders of the AST International Growth Portfolio of the Advanced Series Trust and the SP International Growth Portfolio of The Prudential Series Fund (each, a “Portfolio,” and collectively, the “Portfolios”).  As set out in the preliminary proxy materials, the purpose of the proxy is to solicit voting instructions from shareholders concerning a proposal to approve new subadvisory agreements.

As discussed during our telephone conversation, this letter confirms that any information that was omitted from the preliminary proxy materials will be furnished in the definitive proxy materials which we will file with the Commission via EDGAR, and which will thereafter be printed and mailed to shareholders. Also, as discussed during our telephone conversation, if the Registrants elect to “household” proxy materials, such householding will comply with the applicable rules governing householding in all respects.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the letter to shareholders from Stephen Pelletier, please revise the sentence which currently reads:  “They will be happy to help you understand the proposal and assist you in voting,” because it is not clear who “they” refers to.

Response:  The sentence has been revised to read as follows:  “Representatives will be happy to help you understand the proposal and assist you in voting.”

Comment:  The proxy notice does not consistently disclose the address at which the shareholder meeting will be held.

Response:  The proxy notice has been revised to consistently identify the building and street address where the shareholder meeting will be held.

Comment:  On the page immediately following the proxy notice, correct the typographical error which currently reads “connectively.”  Also, please revise the third paragraph so that it is clear to shareholders that the investment managers for each Portfolio are different, and therefore, that the subadvisory agreements that shareholders of each Portfolio are being asked to approve will be executed by different parties.

Response:  The typographical error has been corrected.  The third paragraph has been revised to clarify the parties who will execute each subadvisory agreement if approved by shareholders.

Comment:  In the section of the proxy entitled “Portfolio Background and Management,” please substitute the names of the Portfolios (i.e., AST International Growth Portfolio, SP International Growth Portfolio), in place of the current references to “PSF” and “AST” appearing in the second paragraph.  Also, if available, please disclose the assets under management by AST Investment Services, Inc.

Response:  The requested revisions have been incorporated into the proxy.

Comment: In the section of the proxy entitled “Proposal to Approve New Subadvisory Agreements,” in the table which displays the subadvisory fee rates applicable to each Portfolio’s current subadvisers, please include explanation as to why shareholder approval of the subadvisory agreement for each such subadviser was not obtained.

Response:  Immediately underneath the table, we have included an explanation advising shareholders that shareholder approval was not obtained for the subadvisory agreements with the existing subadvisers because the Registrants and their investment managers previously obtained exemptive relief from the Commission which permits them to enter into subadvisory agreements with unaffiliated subadvisers, subject to certain conditions and requirements.

Comment:  Please confirm in your comment response letter that AST Investment Services, Inc. did not pay any subadvisory fees.

Response:  Confirmed.  Subadvisory fees are paid by the co-manager, Prudential Investments LLC.

Comment:  In the section of the proxy entitled “The Proposed New Subadviser,” please disclose any other portfolio / series of either Advanced Series Trust or The Prudential Series Fund managed by Jennison Associates LLC with similar investment objectives.  Please disclose the subadvisory fee rate for each such portfolio / series.

Response:  We have included in the proxy a new table which identifies each portfolio / series of either Advanced Series Trust or The Prudential Series Fund which is managed by Jennison Associates LLC with investment objectives similar to that of the AST International Growth

Portfolio or the SP International Growth Portfolio.

Comment:  In the section of the proxy statement entitled “Voting Information,” please include a “plain English” explanation of voting requirements, specifically, the explanation which currently reads:  “…a majority of a Portfolio’s outstanding voting securities is the lesser of (i) 67% of the Portfolio’s outstanding voting securities represented at a meeting at which more than 50% of the Portfolio’s outstanding voting securities are present in person or represented by proxy….”

Also, please insert the phrase “or more” immediately after “67%” in the aforementioned disclosure.

Response:   We have included an explanation of the voting approval requirements.  We have also inserted “or more” immediately after “67%,” as requested.

Any questions or comments with respect to this letter may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Michelle Roberts
(Securities and Exchange Commission)